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Press Release Monday, April 14, 2008
WACHOVIA CORPORATION ANNOUNCES CONCURRENT OFFERINGS OF COMMON STOCK AND CONVERTIBLE PREFERRED STOCK, FOR AN AGGREGATE OF $7 BILLION
CHARLOTTE, N.C. – Wachovia Corporation (NYSE: WB) today announced that it has commenced concurrent offerings of common stock and Non-Cumulative Perpetual Convertible Class A preferred stock, Series L, with a liquidation preference of $1,000 per share, for an aggregate of $7 billion. The completion of either offering is not conditioned on the success of the other. Wachovia Corporation also expects to grant the underwriters for the offerings an over-allotment option to purchase additional shares of the common stock and an over-allotment option to purchase additional shares of the convertible preferred stock. The offerings are being conducted as public offerings registered under the Securities Act of 1933, as amended.

“We are taking appropriate and prudent actions to further enhance our capital position in response to unprecedented economic conditions,” said Ken Thompson, Wachovia’s chairman and chief executive officer. “These actions will significantly increase our capital ratios, and enhance our ongoing financial flexibility. We’re extremely pleased with the strong expressions of interest we’ve already received regarding these issuances, which demonstrate the confidence of investors in our fundamental strengths and long-term outlook.”

The convertible preferred stock will be convertible into shares of Wachovia Corporation’s common stock, plus cash in lieu of fractional shares. The non-cumulative dividend rate, conversion rate and other terms will be determined by negotiations between Wachovia Corporation and the underwriters of the convertible preferred stock offering. An application will be made to list the convertible preferred stock on the New York Stock Exchange under the symbol “WBPrL.”

Wachovia Corporation intends to use the net proceeds from the sale of the common stock and the convertible preferred stock for general corporate purposes.

Wachovia Securities is serving as global coordinator and joint bookrunning manager and Goldman, Sachs & Co. is serving as joint bookrunning manager of these offerings. The offerings will be made under Wachovia Corporation’s shelf registration statement filed with the Securities and Exchange Commission.

Any offer of securities will be made by means of the prospectus supplement and accompanying prospectus relating to each offering. When available, copies of the prospectus supplement and accompanying prospectus relating to each offering can be obtained by contacting: Wachovia Securities, Attn: Equity Syndicate, 375 Park Avenue, New York, New

York 10152-4077 or email: equity.syndicate@wachovia.com; or Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad St., New York, NY 10004, Fax: 212 902 9316 or email at prospectus-ny@ny.email.gs.com.

About Wachovia

Wachovia Corporation (NYSE:WB) is one of the nation’s largest diversified financial services companies, with assets of $808.9 billion and market capitalization of $53.8 billion at March 31, 2008. Wachovia provides a broad range of retail banking and brokerage, asset and wealth management, and corporate and investment banking products and services to customers through 3,300 retail financial centers in 21 states from Connecticut to Florida and west to Texas and California, and nationwide retail brokerage, mortgage lending and auto finance businesses. Globally, clients are served in selected corporate and institutional sectors and through more than 40 international offices. Our retail brokerage operations under the Wachovia Securities brand name manage more than $1.1 trillion in client assets through 18,600 registered representatives in 1,500 offices nationwide. Online banking is available at wachovia.com; online brokerage products and services at wachoviasec.com; and investment products and services at evergreeninvestments.com.

Forward-Looking Statements

This news release contains various forward-looking statements. A discussion of various factors that could cause Wachovia Corporation’s actual results to differ materially from those expressed in such forward-looking statements is included in Wachovia’s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K, dated April 14, 2008.

The issuer has filed a registration statement (including prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the relevant prospectus if you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.

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